Exhibit 3.2

AMENDMENT TO

AMENDED AND RESTATED BYLAWS OF

TGC INDUSTRIES, INC.

Pursuant to Section 8:11 of the Amended and Restated Bylaws (the “Bylaws”) of TGC Industries, Inc., a Texas corporation (the “Corporation”), the Board of Directors of the Corporation, by unanimous written consent dated February 6, 2015, adopted the following amendments to the Corporation’s Bylaws:

Article I, Section 1:1 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“Sec. 1:1               Registered Office and Agent. The registered office of Dawson Geophysical Company (the “Corporation”) in the state of Texas is 350 N. St. Paul, Dallas, TX 75201. The name of the registered agent at such address is CT Corporation System.”

Article VIII, Section 8:2 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“Sec. 8:2               Tax Year and Seal.  The tax year of the Corporation is to be fixed by resolution of the Board of Directors.  The corporate seal (of which there may be one or more exemplars) will contain the name of the Corporation.  The seal may be used by impressing it or reproducing a facsimile of it or otherwise.”

Additionally, all headings contained in the Bylaws are hereby amended to replace the words “TGC INDUSTRIES, INC.” with the words “DAWSON GEOPHYSICAL COMPANY”. All other Articles and Sections of the Bylaws shall remain in full force and effect.

Adopted and effective as of February 11, 2015.